EXHIBIT 12

Penn Virginia Corporation and Subsidiaries

Statement of Computation of Ratio of Earnings to Fixed Charges Calculation

	Year Ended December 31,
	1998		1999		2000		2001		2002		2003
Earnings
Pre-tax income	$11,953		$18,834		$59,230		$54,271		$29,705		$55,987
Fixed charges	2,435		3,718		8,363		4,058		4,068		8,379

Total Earnings	$14,388		$22,552		$67,593		$58,329		$33,773		$64,366

Fixed Charges.
Interest expense	$2,017		$3,298		$7,926		$3,596		$3,125		$7,352
Rental Interest Factor	418		420		437		462		943		1,027

Total Fixed Charges	$2,435		$3,718		$8,363		$4,058		$4,068		$8,379

Ratio of Earnings to Fixed Charges	5.9	x	6.1	x	8.1	x	14.4	x	8.3	x	7.7	x